Exhibit 11
Statements Re: Computation Of Per Share Earnings

	Three months ended March 31,
(In millions)	2009	2008

Numerator:
Net income (loss)—basic and diluted	$35	$(42)

Denominator:
Weighted-average common shares outstanding	162,485,373	165,105,311
Effect of stock based awards	178,252	—
Adjusted diluted weighted-average shares	162,663,625	165,105,311

Earnings (loss) per share:
Basic	$0.22	$(0.26)
Diluted	0.22	(0.26)

Number of anti-dilutive stock based awards	10,146,303	3,812,759
Exercise price of anti-dilutive stock based awards	$25.08-45.26	$37.59-45.26
Certain stock-based compensation awards were not included in the computation of diluted earnings per share for the three-month periods ended March 31, 2009 and 2008, since inclusion of these awards would have anti-dilutive effects.

48	Cincinnati Financial Corporation Form 10-Q for the period ended March 31, 2009